

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2024

Scott Pomeroy
Chief Executive Officer
XTI Aerospace, Inc.
8123 InterPort Blvd., Suite C
Englewood, CO 80112

> **Re: XTI Aerospace, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 29, 2024**
> **File No. 001-36404**

Dear Scott Pomeroy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Blake Baron